Ferris, Baker Watts, Incorporated Investments Member NYSE, SIPC 100 Light Street Baltimore, MD 21202 (410) 685-2600
May 8, 2006
Via Facsimile (202-772-9205) and EDGAR
Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

RE:	Compass Diversified Trust (the “Trust”) and Compass Group Diversified Holdings LLC (the “Company”) Registration Statement on Form S-1 (File Nos. 333-130326; 333-130326-01)
Ladies and Gentlemen:
     In accordance with rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join the Trust and the Company in requesting acceleration of effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Form S-1”), to Wednesday, May 10, 2006 at 3:00 p.m. Eastern time, or as soon thereafter as practicable. The Company and the Trust have also requested that the registration statement on Form 8-A (Registration No. 0-51937) become effective upon the effectiveness of the Form S-1.
     The Corporate Financing Department of the National Association of Securities Dealers, Inc. has advised us that it has decided to raise no objections with regard to the fairness and reasonableness of the underwriting terms and arrangements as proposed in the above-referenced registration statement and the underwriting documents previously filed with the Corporate Financing Department. You may confirm this information by calling Gabriela Aguero or Joani Ward of the National Association of Securities Dealers, Inc. at (240) 386-4623.

Very truly yours,

FERRIS, BAKER WATTS, INCORPORATED

By:	/s/ Samer S. Tahboub

Samer S. Tahboub Vice president

Cc:	Cliff Booth Michael P. Reed, Esq.